UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Airsculpt Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
009496100
(CUSIP Number)
April 19, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009496100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS SW Investment Management LLC I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 81-0765824

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
2,873,005
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER 2,873,005

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,873,005
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%(1)

12.	TYPE OF REPORTING PERSON IA

(1) Based on a total of 56,385,671 shares outstanding as of March 10, 2023, as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 10, 2023.

CUSIP No. 009496100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS SW Partners LP I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 90-0852885

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
6.	SHARED VOTING POWER
2,873,005
7.	SOLE DISPOSITIVE POWER
0
8.	SHARED DISPOSITIVE POWER 2,873,005

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,873,005
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%(1)

12.	TYPE OF REPORTING PERSON PN

(1) Based on a total of 56,385,671 shares outstanding as of March 10, 2023, as set forth in the Issuer’s most recent Form 10-K, filed with the Securities and Exchange Commission on March 10, 2023.

CUSIP No. 009496100	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
Airsculpt Technologies, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1111 Lincoln Road, Suite 802 Miami Beach, Florida 33139
Item 2(a).	Name of Person Filing:
This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by SW Investment Management LLC and SWIM Partners LP. As of September 19, 2023, SWIM Partners LP (the “Fund”) owned 2,873,005 shares of Common Stock of the Issuer. SW Investment Management LLC is the investment manager and general partner of the Fund in which such shares referred to above are held. As a result, SW Investment Management LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, SW Investment Management LLC may be deemed to beneficially own a total of 2,873,005 shares.
Item 2(b).	Address of Principal Business Office, or if None, Residence:
215 N. Fir St. Telluride, Colorado 81435
Item 2(c).	Citizenship:
See Item 4 on the cover pages hereto.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 Par Value Per Share
Item 2(e).	CUSIP Number: 009496100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 009496100	13G	Page 5 of 8 Pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person listed above and is incorporated by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 56,385,671 shares, shares of Common Stock outstanding as set forth in the Issuer’s Form 10-K dated March 10, 2023, filed with the Securities and Exchange Commission on March 10, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

CUSIP No. 009496100	13G	Page 6 of 8 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SW Investment Management LLC Date: April 27, 2023

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Member

SWIM Partners LP
Date:	April 27, 2023

By:	SW Investment Management LLC,
its General Partner
By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Member of SW Investment Management LLC, the General Partner of SWIM Partners LP

Page 7 of 8 Pages

EXHIBIT INDEX

EXHIBIT 1: Joint Filing Agreement (filed herewith):